Exhibit 1.1

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Investor Relations	Media Relations
Craig Celek CDC Corporation (212) 661-2160 craig.celek@cdccorporation.net	Scot McLeod CDC Software (770) 351-9600 scottmcleod@cdcsoftware.com

CDC Software Estimates Record High Software License Revenue in Preliminary Estimates for Third Quarter 2006

[Atlanta and Beijing, October 4, 2006] CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of enterprise software applications and services, today announced that it expects to report record high software license revenues for the third quarter ended September 30, 2006.

Consistent with the company’s performance in recent quarters and evidence of continued strong growth, the company also expects to report that software license revenue from new customers accounted for 40 to 50 percent of overall software license revenues for the quarter. As acquisitions earlier in the year represent only a small portion of the company’s overall revenues, the majority of the software license revenue in Q3 represents organic growth.

CDC Software expects to report software license revenues in the range of U.S. $10.9 million to U.S. $11.5 million for Q3 2006. This would represent an approximate increase of 27 percent compared to software license revenues of US $8.8 million Q3 2005.

“Our preliminary estimates indicate that our software sales were very strong during the third quarter, in spite of the typical doldrums during the late summer,” said Eric Musser, president of CDC Software. “While we are excited to report expected record high software license revenues for the third quarter, we are equally pleased with the quality of our organic revenue mix. Very few of our peers are consistently reporting a healthy revenue mix that includes 40 to 50 percent of software license revenues coming from new-logo customers. This is further validation of our deep commitment to customer success and the competitive advantages we have with unique industry solutions which are experiencing above average win rates throughout our strategic industries.”

CDC Corporation plans to report preliminary earnings estimates for Q3 in late October and final results by mid-November.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Games
CDC Games is focused on building a diversified mix of online game assets and strategic alliances and is a business unit of CDC Corporation (NASDAQ: CHINA). CDC Games is one of the market leaders of online and mobile games in China with over 30 million registered players.

About CDC Mobile
CDC Mobile is the wholly owned subsidiary of China.com Inc. and is focused on providing MVAS products to subscribers in China.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to expected revenues, breakdown of revenues, revenue growth and strategic initiatives at the company and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the anticipated ability to recognize revenues from software licenses signed during the third quarter. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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